Exhibit 99.3

LAVA Therapeutics Provides Business Update and Reports Third Quarter Financial Results

●	LAVA-051 updated interim data from ongoing Phase 1/2a clinical trial in patients with relapsed or refractory chronic lymphocytic leukemia and multiple myeloma to be presented at 2022 American Society of Hematology (ASH) Annual Meeting
●	Presented LAVA-051 clinical pharmacodynamic data demonstrating consistency with mechanism of action data at the Society for Immunotherapy for Cancer (SITC) 2022 Annual Meeting
●	Announced exclusive worldwide license agreement with Seagen to advance LAVA-1223, a preclinical bispecific gamma delta T cell engager for EGFR-expressing solid tumors
●	Cash and investments of $92.7 million as of September 30, 2022, plus $50.0 million received from Seagen in October provide cash runway beyond 2024

Utrecht, The Netherlands, and Philadelphia, USA – November 16, 2022 – LAVA Therapeutics N.V. (Nasdaq: LVTX), a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody™ platform of bispecific gamma delta T cell engagers, today announced recent corporate highlights and financial results for the third quarter ended September 30, 2022.

“The third quarter was productive for LAVA, underscored by the recent and upcoming presentations of additional interim clinical data from the Phase 1/2a trial of our lead clinical program, LAVA-051, at SITC and ASH, respectively,” said Stephen Hurly, president and chief executive officer of LAVA Therapeutics. “We were also pleased to announce our worldwide license agreement with Seagen for the development of LAVA-1223, our advanced preclinical asset targeting EGFR-expressing solid tumors. This partnership represents a major step toward our goal of creating effective Gammabody medicines for patients with cancer and enables LAVA to progress additional candidates from our early-stage pipeline of bispecific gamma delta T cell engagers.”

Recent Pipeline and Business Highlights

LAVA-051

Gammabody targeting CD1d-expressing tumors, including multiple myeloma (MM), chronic lymphocytic leukemia (CLL) and acute myeloid leukemia (AML)

●	Announced the presentation of updated interim data from the ongoing Phase 1/2a clinical trial of LAVA-051 at the ASH 64th Annual Meeting, being held December 10-13 in New Orleans, LA and virtually. Arnon Kater, M.D., Ph.D., chairman of the Dutch/Belgium HOVON CLL working group and professor of translational hematology at the Amsterdam University Medical Center, and LAVA-051 clinical trial investigator, will present abstract #2014, “LAVA-051, a Novel Bispecific Gamma-Delta T-Cell Engager (Gammabody), in Relapsed/Refractory MM and CLL: Pharmacodynamic and Early Clinical Data,” in the session, “Cellular Immunotherapies: Early Phase and Investigational Therapies: Poster I,” on Saturday, December 10, 2022, at 5:30–7:30 p.m. CST.
●	Presented clinical pharmacodynamic data from the ongoing Phase 1/2a study that demonstrates consistency with preclinical mechanism of action data for LAVA-051 during the SITC 37th Annual Meeting.

LAVA-1207

Gammabody targeting the prostate-specific membrane antigen (PSMA) to trigger the potent and preferential killing of PSMA-positive tumor cells, including metastatic castration-resistant prostate cancer (mCRPC)

●	Enrollment continues in Europe and the U.S. in the open-label, multi-center Phase 1/2a clinical trial evaluating the tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary antitumor activity of LAVA-1207 in patients with mCRPC. Additional clinical data from the Phase 1 dose escalation portion of the trial, which will determine the optimal Phase 2 dose to be used in the subsequent Phase 2a expansion cohort, are expected around year-end 2022. The Company is planning to present these data at an upcoming medical meeting in the first quarter of 2023.

Early-Stage Gammabody Pipeline Development

LAVA-1223, a Gammabody directed at the epidermal growth factor receptor (EGFR) for the treatment of solid tumors which induces tumor cell lysis independent of EGFR downstream signaling mutations (e.g. KRAS/BRAF)

●	Announced an exclusive global license agreement with Seagen to develop, manufacture and commercialize LAVA-1223, an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors. Under the terms of the agreement, LAVA received a $50 million upfront payment and could receive up to approximately $650 million in potential development, regulatory and commercial milestones, and royalties ranging from the single digits to the mid-teens on future sales. The agreement also provides Seagen with the opportunity to exclusively negotiate rights to apply LAVA's proprietary Gammabody platform on up to two additional tumor targets.

Business Update

●	Effective November 1, 2022, LAVA’s Board of Directors appointed Fred Powell as chief financial officer.

Third Quarter Financial Results

●	As of September 30, 2022, LAVA had cash, cash equivalents and investments totaling $92.7 million compared to cash and cash equivalents of $133.2 million as of December 31, 2021. The cash balance at the end of the third quarter does not reflect the $50 million upfront payment that was received from Seagen in October. Including the payment, the Company’s cash balance is expected to be sufficient to fund the Company beyond 2024.
●	Research and license revenue of $15.3 million for the three months ended September 30, 2022 was solely attributable to our exclusive global license agreement with Seagen to develop, manufacture and commercialize LAVA-1223. Research and license revenue of $16.8 million for the nine months ended September 30, 2022 included revenue from the Company’s collaboration with Janssen Biotech, Inc., which was entered into in May 2020.
●	Research and development expenses were $13.7 million and $29.6 million for the three and nine months ended September 30, 2022, respectively, compared to $6.7 million and $30.3 million for the three and nine months ended September 30, 2021. The increase for the three months ended September 30, 2022 was primarily driven by the initiation and ongoing activities of the clinical trials for LAVA-051 and LAVA-1207 and partner project expenses as well as manufacturing scale-up costs and increased headcount. For the nine months ended September 30, 2022, the decrease was primarily driven by the $14.3 million VUmc license fees incurred in the first quarter of 2021, partially offset by the initiation and ongoing activities of the clinical trials for LAVA-051 and LAVA-1207 and partner project expenses as well as manufacturing scale-up costs and increased headcount.
●	General and administrative expenses were $3.1 million and $10.4 million for the three and nine months ended September 30, 2022, respectively, compared to $3.8 million and $8.3 million for the three and nine months ended September 30, 2021. The decrease for the three months ended September 30, 2022 was primarily due to reductions in general and administrative headcount and the reversal of expenses associated with stock option forfeitures, partially offset by additional costs associated with being a public company and temporary staff. The increase for the nine months ended September 30, 2022 was primarily due to additional costs associated with being a public company, insurances established as part of being a public company, severance expenses and temporary staff.
●	For the three months ended September 30, 2022, net profit was $0.1 million, or $0.04 per share as compared to $6.9 million net loss, or $0.27 per share for the prior year period. For the nine months ended September 30, 2022, net loss was $16.9 million, or $0.66 per share, as compared to $34.1 net loss, or $1.93 per share for the prior year period. The change from the prior year periods was due primarily to the effects of revenue from the Seagen Agreement.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Profit and Loss

and Comprehensive Profit and Loss

(in thousands, except share and per share amounts) (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenue:
Research and license revenue	$15,261	$2,095	$16,751	$4,284
Total revenue	15,261	2,095	16,751	4,284
Operating expenses:
Research and development	(13,675)	(6,703)	(29,619)	(30,311)
General and administrative	(3,096)	(3,760)	(10,410)	(8,250)
Total operating expenses	(16,771)	(10,463)	(40,029)	(38,561)

Operating profit (loss)	(1,510)	(8,368)	(23,278)	(34,277)
Interest income (expense), net	39	(158)	(214)	(474)
Foreign currency exchange gain, net	2,515	1,637	6,763	715
Total non-operating income	2,554	1,479	6,549	241

Profit (loss) before income tax	1,044	(6,889)	(16,729)	(34,036)
Income tax expense	(47)	(44)	(182)	(100)
Profit (loss) for the year	$997	$(6,933)	$(16,911)	$(34,136)
Foreign currency translation adjustment	(5,359)	(3,317)	(14,220)	(2,748)
Total comprehensive profit (loss)	$(4,362)	$(10,250)	$(31,131)	$(36,884)
Profit (Loss) per share:
Profit (loss) per share, basic	$0.04	$(0.27)	$(0.66)	$(1.93)
Weighted-average common shares outstanding, basic	25,845,802	25,775,538	25,800,973	17,730,337
Profit (loss) per share, diluted	$0.04	(0.27)	(0.66)	(1.93)
Weighted-average common shares outstanding, diluted	26,446,259	25,775,538	25,800,973	17,730,337

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Financial Position

(in thousands) (unaudited)

	September 30,	December 31,
	2022	2021

Assets:
Non-current assets	$2,289	$2,742
Other current assets	54,876	3,302
Cash, cash equivalents, and investments	92,724	133,203
Total assets	$149,889	$139,247

Equity and Liabilities:
Total Equity	$92,658	$118,367

Deferred revenue	35,000	1,527
Lease liabilities	459	581
License liabilities	4,355	10,056
Borrowings	4,173	4,284
Trade payables and other	7,799	2,553
Accrued expenses and other current liabilities	5,445	1,879
Total liabilities	57,231	20,880

Total equity and liabilities	$149,889	$139,247

About LAVA Therapeutics

LAVA Therapeutics N.V. is a clinical-stage immuno-oncology company utilizing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma delta T cell engagers for the potential treatment of solid and hematologic malignancies. The Company utilizes bispecific antibodies engineered to selectively kill cancer cells by triggering Vγ9Vδ2 (Vgamma9 Vdelta2) T cell antitumor effector functions upon cross-linking to tumor-associated antigens. LAVA-051, the Company’s lead candidate for the treatment of multiple myeloma, chronic lymphocytic leukemia and acute myeloid leukemia, is enrolling patients in a Phase 1/2a clinical study (NCT04887259). A Phase 1/2a clinical study to evaluate LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC) is also enrolling (NCT05369000). For more information, please visit www.lavatherapeutics.com, and follow us on LinkedIn, Twitter and YouTube.

LAVA’s Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the Company’s anticipated growth and clinical development plans including the timing and results of clinical trials. Words such as “anticipate,” “believe,” “could,” “will,” “may,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on LAVA’s expectations and assumptions as of the date of this press release and are subject to various risks and uncertainties that may cause actual results to differ materially from these forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements about the preclinical data, clinical development and scope of clinical trials, and the potential use of our product candidates to treat various tumor targets. Many factors, risks and uncertainties may cause differences between current expectations and actual results including, among other things, the timing and results of our research and development programs and preclinical and clinical trials, our ability to obtain regulatory approval for and commercialize our product candidates, our ability to leverage our initial programs to develop additional product candidates using our Gammabody™ platform, and the failure of LAVA’s collaborators to support or advance collaborations or our product candidates. The COVID-19 pandemic may disrupt our business and that of the third parties on which we depend, including delaying or otherwise disrupting our clinical trials and preclinical studies, manufacturing, and supply chain, or impairing employee productivity. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine. LAVA assumes no obligation to update any forward-looking statements contained herein to reflect any change in expectations, even as new information becomes available.

CONTACTS

Investor Relations

ir@lavatherapeutics.com

Argot Partners (IR/Media)

212-600-1902
lava@argotpartners.com